                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                                 Uni-Marts Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   904571 30 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       receive Notices and Communications)


--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     904571 30 4
            ---------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Henry D. Sahakian

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) PF



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States of America
________________________________________________________________________________
               7.   Sole Voting Power

  Number of         0

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    0
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         0

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    0

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    0%

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    IN

CUSIP No.     904571 30 4
            ---------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Daniel D. Sahakian

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) PF



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States of America
________________________________________________________________________________
               7.   Sole Voting Power

  Number of         0

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    0
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         0

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    0

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    0%

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    IN

CUSIP No.     904571 30 4
            ---------------


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Ara M. Kervandjian

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) PF



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States of America
________________________________________________________________________________
               7.   Sole Voting Power

  Number of         0

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    0
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         0

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    0

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    0%

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    IN

CUSIP No.     904571 30 4
            ---------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Armen D. Sahakian

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) PF



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States of America
________________________________________________________________________________
               7.   Sole Voting Power

  Number of         0

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    0
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         0

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    0

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    0%

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    IN

CUSIP No.     904571 30 4
            ---------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Alex D. Sahakian

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) PF



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States of America
________________________________________________________________________________
               7.   Sole Voting Power

  Number of         0

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    0
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         0

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    0

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    0%

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    IN

CUSIP No.     904571 30 4
            ---------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Ludmila Sahakian

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) PF



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States of America
________________________________________________________________________________
               7.   Sole Voting Power

  Number of         0

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    0
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         0

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    0

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    0%

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    IN

CUSIP No.     904571 30 4
            ---------------


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Seda Sahakian

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) PF



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States of America
________________________________________________________________________________
               7.   Sole Voting Power

  Number of         0

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    0
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         0

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    0

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    0%

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    IN

CUSIP No.     904571 30 4
            ---------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Lara Sahakian

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) PF



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States of America
________________________________________________________________________________
               7.   Sole Voting Power

  Number of         0

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    0
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         0

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    0

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    0%

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    IN

CUSIP No.     904571 30 4
            ---------------


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Frederick I. Sahakian

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) PF



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States of America
________________________________________________________________________________
               7.   Sole Voting Power

  Number of         0

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    0
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         0

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    0

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    0%

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    IN

CUSIP No.     904571 30 4
            ---------------


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Green Valley Acquisition Co., LLC

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) WC



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     Pennsylvania
________________________________________________________________________________
               7.   Sole Voting Power

  Number of         0

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    0
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         0

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    0

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    0%

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    OO

CUSIP No.     904571 30 4
            ---------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Heddy L. Kervandjian

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) PF



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States of America
________________________________________________________________________________
               7.   Sole Voting Power

  Number of         0

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    0
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         0

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    0

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    0%

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    IN

CUSIP No.     904571 30 4
            ---------------


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     HFL Corporation

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) WC



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     Pennsylvania
________________________________________________________________________________
               7.   Sole Voting Power

  Number of         0

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    0
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         0

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    0

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    0%

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    CO

CUSIP No.     904571 30 4
            ---------------


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     KOTA Management Company, LLC

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) WC



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     Delaware
________________________________________________________________________________
               7.   Sole Voting Power

  Number of         0

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    0
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         0

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    0

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    0%

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    OO

CUSIP No.     904571 30 4
            ---------------


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Paul A. Levinsohn

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) PF



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     Pennsylvania
________________________________________________________________________________
               7.   Sole Voting Power

  Number of         0

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    0
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         0

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    0

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    0%

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    IN

CUSIP No.     904571 30 4
            ---------------


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Raj J. Vakharia

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) PF



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     Pennsylvania
________________________________________________________________________________
               7.   Sole Voting Power

  Number of         0

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    0
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         0

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    0

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    0%

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    IN

         This Amendment No. 2 (this "Amendment") amends the Schedule 13D filed on February 6, 2004 (the "Schedule 13D"), as previously amended by Amendment No. 1 filed on March 24, 2004, by Green Valley Acquisition Company, LLC ("Green Valley") and other Reporting Persons filing as a group as set forth herein. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. This Amendment is being filed to update the holdings of, and other information with respect to, the Reporting Persons.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, par value $0.10 per share, of Uni-Marts, Inc. ("Issuer"). The principal executive office of the Issuer is located at 477 East Beaver Avenue, State College, PA 16801.

ITEM 2.  IDENTITY AND BACKGROUND

         This Amendment is being filed jointly by the following persons ("Reporting Persons"):

(a)      Henry D. Sahakian
(b)      Business address is 477 East Beaver Avenue, State College, PA 16801
(c) The Reporting Person served as Chairman of the Board and Chief Executive Officer of the Issuer.
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      United States of America

(a)      Daniel D. Sahakian
(b)      Business address is 477 East Beaver Avenue, State College, PA 16801
(c) The Reporting Person served as a Director of the Issuer since 1981. Also, for the past 23 years he has served as President and Chief Executive Officer of HFL Corporation, a commercial real estate company.
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      United States of America

(a)      Ara M. Kervandjian
(b)      Business address is 477 East Beaver Avenue, State College, PA 16801
(c)      The Reporting Person served as the President of the Issuer.
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      United States of America

(a)      Armen D. Sahakian
(b)      200 Haymaker Circle, State College, PA 16801
(c)      Self employed
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      United States of America

(a)      Alex D. Sahakian
(b)      1604 Woodledge Circle, State College, PA 16803
(c)      Self employed
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      United States of America

(a)      Ludmila Sahakian
(b)      P.O. Box 649, State College, PA 16804
(c)      Not applicable
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      United States of America

(a)      Seda Sahakian
(b)      180 Haymaker Circle, State College, PA 16801
(c)      Not applicable
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      United States of America

(a)      Lara Sahakian
(b)      2841 NE 185th Street, Unit 512, Aventura, FL 33180
(c)      Self employed
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      United States of America

(a)      Frederick I. Sahakian
(b)      1016 Ballybunion Drive, State College, PA 16801
(c)      Self employed
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      United States of America

(a)      Green Valley Acquisition Co., LLC
(b)      Business Address is 477 East Beaver Avenue, State College, PA 16801.
(c) The principal business of the Reporting Person is to acquire, own, operate and manage the assets and business of the Issuer.
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      Pennsylvania

(a)      Heddy L. Kervandjian
(b)      P.O. Box 409, State College, PA 16804
(c)      Not applicable
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      United States of America

(a)      HFL Corporation
(b)      Business address is 477 East Beaver Avenue, State College, PA 16801
(c)      Commercial real estate company.
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      Pennsylvania.

(a)      KOTA Management Company, LLC
(b)      Business address is 51 Midwood Way, Colonia, New Jersey 07067
(c) The principal business of the Reporting Person is to acquire and own shares of common stock of the Issuer.
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      Delaware

(a)      Paul A. Levinsohn
(b)      51 Midwood Way, Colonia, New Jersey 07067
(c) The Reporting Person is the managing member of Harrelson, LLC, a firm specializing in commercial real estate development and corporate acquisitions. The Reporting Person also is a manager of KOTA Management.
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      United States of America

(a)      Raj J. Vakharia
(b)      51 Midwood Way, Colonia, New Jersey 07067
(c) The Reporting Person is the managing member of Reliance Properties, LLC, a real estate firm specializing in commercial and residential development. The Reporting Person also is a manager of KOTA Management.
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors),
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to an Agreement and Plan of Merger between Green Valley and the Issuer dated January 26, 2004 (the "Merger Agreement") and approved by the stockholders of the Issuer at a special meeting of stockholders held on June 29, 2004, effective June 30, 2004, Green Valley acquired all of the outstanding shares of common stock of the Issuer and the Issuer merged with and into Green Valley (the "Merger"). Green Valley used working capital funds to acquire these shares. The Reporting Persons who are individuals originally used personal funds and HFL Corporation and KOTA Management originally used working capital funds to acquire the shares that were beneficially owned by them prior to the Merger. Green Valley had acquired beneficial ownership of certain other shares prior to the Merger by entering into Tender and Voting Agreements with HFL Corporation and each of the Reporting Persons who are individuals, dated January 26, 2004, and with KOTA Management, dated March 19, 2004, (the "Voting Agreements"). Pursuant to the Voting Agreements, each Reporting Person granted an irrevocable proxy to Green Valley to vote the shares beneficially owned by such Reporting Person in favor of the Merger.

         The Merger Agreement became effective on June 30, 2004, at which time the Issuer merged with and into Green Valley whereby Green Valley was the surviving entity. At the effective time of the Merger Agreement, each issued and outstanding share of the Issuer's common stock was cancelled and converted automatically into the right to receive $2.25 in cash per share. In addition, each option to purchase shares of the Issuer was automatically converted into the right to receive $2.25 in cash per share, less the applicable exercise price, for each share of common stock subject to such option.

ITEM 4.  PURPOSE OF TRANSACTION

         As described in Item 3 above, the Reporting Persons had entered into the Voting Agreements with Green Valley pursuant to the Merger Agreement. Pursuant to the Voting Agreements, each Reporting Person granted an irrevocable proxy to Green Valley to vote the shares beneficially owned by such Reporting Person in favor of the merger of the Issuer with and into Green Valley pursuant to the Merger Agreement. The business and affairs of Green Valley are managed under the direction of a board of managers that currently consists of seven individuals, four of whom were appointed by an entity controlled by several former members of management of the Issuer, including Henry D. Sahakian, Daniel
D. Sahakian and Ara Kervandjian, and three of whom were appointed by an entity controlled by individuals who were not affiliated with the Issuer's former management, including Paul A. Levinsohn and Raj J. Vakharia. The consummation of the Merger pursuant to the Merger Agreement resulted in a change in control of the Issuer. Following consummation of the Merger, the Issuer ceased to exist, its securities were cancelled and exchanged for cash, and the limited liability company operating agreement of Green Valley (the surviving entity) replaced the capitalization structure, dividend policy, charter and bylaws of the Issuer. Subsequent to the consummation of the merger, the Issuer's securities were delisted from the inter-dealer quotation system on which its securities were previously quoted.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As a result of the Merger, each of the Reporting Persons beneficially owns 0 shares of common stock of the Issuer. This constitutes 0% of the 7,208,725 total shares outstanding as of April 30, 2004, as set forth in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the "SEC") on or about June 7, 2004.

(b) There are no shares as to which the Reporting Persons have sole power to vote or to direct the vote, shared power to vote or direct the vote, sole or shared power to dispose or to direct the disposition.

(c) Except as set forth herein, to the knowledge of the Reporting Persons, no transactions in the class of securities reported on were effected during the last 60 days by the persons named in response to paragraph (a).

(d) Other than as set forth in Items 3, 4, 5 and 7 of this Amendment or in the
Schedule 13D and Amendment No. 1 to the Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer's common stock which are the subject of this Amendment, the Schedule 13D and Amendment No. 1 to the Schedule 13D.

(e) On June 30, 2004, upon the effective time of the Merger, the Reporting Persons ceased to be the beneficial owner of any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As described in Items 3 and 4 above, the Reporting Persons had previously entered into the Voting Agreements with Green Valley pursuant to the Merger Agreement. Pursuant to the Voting Agreements, each Reporting Person granted an irrevocable proxy to Green Valley to vote the shares beneficially owned by such Reporting Person in favor of the merger of the Issuer with and into Green Valley pursuant to the Merger Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         A copy of the form of Voting Agreement executed by each of the Reporting Persons and Green Valley was included as Exhibit 99.1 to the Schedule 13D filed with the SEC on February 6, 2004. The Issuer filed a copy of the

Merger Agreement as an exhibit to its Current Report on Form 8-K/A filed with the SEC on February 4, 2004.

         A copy of the form of Joint Filing Agreement among the Reporting Persons is included as Exhibit 99.1 to this Amendment.







                           [SIGNATURE PAGE TO FOLLOW]

Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            /S/ HENRY D. SAHAKIAN
                            --------------------------------------------
                            Name: Henry D. Sahakian

                            /S/ DANIEL D. SAHAKIAN
                            --------------------------------------------
                            Name: Daniel D. Sahakian

                            /S/ ARA M. KERVANDJIAN
                            --------------------------------------------
                            Name: Ara M. Kervandjian

                            /S/ ARMEN D. SAHAKIAN
                            --------------------------------------------
                            Name: Armen D. Sahakian

                            /S/ ALEX D. SAHAKIAN
                            --------------------------------------------
                            Name: Alex D. Sahakian

                            S/ LUDMILA SAHAKIAN
                            --------------------------------------------
                            Name: Ludmila Sahakian

                            /S/ SEDA SAHAKIAN
                            --------------------------------------------
                            Name: Seda Sahakian

                            /S/ LARA SAHAKIAN
                            --------------------------------------------
                            Name: Lara Sahakian

                            /S/ FREDERICK I. SAHAKIAN
                            --------------------------------------------
                            Name: Frederick I. Sahakian

                            Green Valley Acquisition Co., LLC

                            By:    /S/ PAUL LEVINSOHN
                                   -------------------------------------
                            Name:  Paul Levinsohn
                                   -------------------------------------
                            Title: Manager
                                   -------------------------------------


                            /S/ HEDDY L. KERVANDJIAN
                            --------------------------------------------
                            Name: Heddy L. Kervandjian

                            HFL CORPORATION

                            By:    /S/ DANIEL D. SAHAKIAN
                                   -------------------------------------
                            Name:  Daniel D. Sahakian
                                   -------------------------------------
                            Title: President and Chief Executive Officer


                            KOTA MANAGEMENT COMPANY, LLC

                            By:    /S/ PAUL A. LEVINSOHN
                                   -----------------------------------------
                            Name:  Paul A. Levinsohn
                                   -----------------------------------------
                            Title: Manager
                                   -----------------------------------------

                            By:    /S/ PAUL A. LEVINSOHN
                                   -----------------------------------------
                            Name:  Paul A. Levinsohn


                            By:    /S/ RAJ J. VAKHARIA
                                   -----------------------------------------
                            Name:  Raj J. Vakharia